UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

__________________________________________

U.S. Well Services, Inc.
(Name of Issuer)
Class A Common Stock of $0.0001 par value
(Title of Class of Securities)
91274U101
(CUSIP NUMBER)
Christopher D. Moore
Angelo, Gordon & Co, L.P.
245 Park Avenue, 26th Floor
New York, NY 10167
Tel. No.: (212) 692-2009

COPIES TO:

Jason Daniel
Akin Gump Strauss Hauer & Feld LLP
2300 N. Field Street
Suite 1800
Dallas, TX 75201
(214) 969-4209
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 13, 2021
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box  ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 91274U101	13D

1	NAME OF REPORTING PERSONS Angelo, Gordon & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,655,973
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,655,973
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,655,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.85%*
14	TYPE OF REPORTING PERSON* IA, PN

  * Based on 93,371,422 shares of Class A Common Stock of $0.0001 par value (“Class A Common Stock”) of the Issuer outstanding as of August 6, 2021 (as provided by the Issuer), plus the 27,655,973 shares of Class A Common Stock upon the exercise or conversion of the Derivatives (as defined below) beneficially owned.

CUSIP No. 91274U101	13D

1	NAME OF REPORTING PERSONS AG GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,655,973
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,655,973
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,655,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.85%*
14	TYPE OF REPORTING PERSON* HC, OO

  * Based on 93,371,422 shares of Class A Common Stock of the Issuer outstanding as of August 6, 2021 (as provided by the Issuer), plus the 27,655,973 shares of Class A Common Stock issuable upon the exercise or conversion of the Derivatives beneficially owned.

CUSIP No. 91274U101	13D

1	NAME OF REPORTING PERSONS Josh Baumgarten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,655,973
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,655,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,655,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.85%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on 93,371,422 shares of Class A Common Stock of the Issuer outstanding as of August 6, 2021 (as provided by the Issuer), plus the 27,655,973 shares of Class A Common Stock issuable upon the exercise or conversion of the Derivatives beneficially owned.

CUSIP No. 91274U101	13D

1	NAME OF REPORTING PERSONS Adam Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 27,655,973
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 27,655,973
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,655,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.85%*
14	TYPE OF REPORTING PERSON* IN, HC

* Based on 93,371,422 shares of Class A Common Stock of the Issuer outstanding as of August 6, 2021 (as provided by the Issuer), plus the 27,655,973 shares of Class A Common Stock issuable upon the exercise or conversion of the Derivatives beneficially owned.

CUSIP No. 91274U101	13D

1	NAME OF REPORTING PERSONS AG Energy Funding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ◻ (b) []
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,655,973
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,655,973
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,655,973
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.85%*
14	TYPE OF REPORTING PERSON* OO

* Based on 93,371,422 shares of Class A Common Stock of the Issuer outstanding as of August 6, 2021 (as provided by the Issuer), plus the 27,655,973 shares of Class A Common Stock issuable upon the exercise or conversion of the Derivatives beneficially owned.

SCHEDULE 13D

Item 1.	Security and Issuer
The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock of $0.0001 par value (the “Class A Common Stock”) of U.S. Well Services, Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 1660 Post Oak Boulevard, Suite 1800, Houston, Texas 77056.  The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 2.	Identity and Background
(a) This statement is filed by: (i) Angelo, Gordon & Co., L.P., a Delaware limited partnership (“Angelo Gordon”), (ii) AG GP LLC, a Delaware limited liability company (“AG GP”), (iii) Josh Baumgarten, (iv) Adam Schwartz, and (v) AG Energy Funding, LLC (“AG Energy Funding” and collectively with Angelo Gordon, AG GP, Mr. Baumgarten and Mr. Schwartz, the “Reporting Persons”).
Angelo Gordon, in its capacity as manager of AG Energy Funding, has sole power to vote all shares of Class A Common Stock underlying the Derivatives and to dispose of all shares of Class A Common Stock held by AG Energy Funding. Mr. Baumgarten and Mr. Schwartz are the managing members of AG GP, which is the sole general partner of Angelo Gordon and Mr. Baumgarten and Mr. Schwartz are the co-chief executive officers of Angelo Gordon. Each of Mr. Baumgarten, Mr. Schwartz and AG GP may be deemed to control Angelo Gordon.
(b) The business address of the Reporting Persons is 245 Park Avenue, 26th Floor, New York, New York 10167.
(c) The principal business of Angelo Gordon is the management of AG Energy Funding and other managed accounts and investment fund vehicles. The principal business of AG GP is acting as the general partner of Angelo Gordon.  The principal business of Mr. Baumgarten and Mr. Schwartz is acting as the co-managing members of AG GP and the co-chief executive officers of Angelo Gordon.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Angelo Gordon is a Delaware limited partnership. AG GP is a Delaware limited liability company. Mr. Baumgarten is a United States citizen. Mr. Schwartz is a United States citizen.  AG Energy Funding is a Delaware limited liability company.

Item 3.	Source and Amount of Funds
The disclosure in Item 4 is incorporated herein by reference.  The Reporting Persons purchased the Derivatives (as defined below) using the working capital of the Accounts and in exchange for a portion of the Series A Preferred Stock. The aggregate purchase price of the Derivatives (including the amount exchanged) is $39,000,000.

Item 4.	Purpose of Transaction

On June 25, 2021, the Issuer entered into a First Amendment (the “Purchase Agreement Amendment”) to the Note Purchase Agreement, dated June 24, 2021 (the “Original Purchase Agreement”) between the Issuer, the other note purchasers and Wilmington Savings Fund Society, FSB, as collateral agent, pursuant to which the Issuer issued and sold notes to AG Energy Funding as follows: (a) a $16.0% Convertible Senior Secured (Third Lien) PIK Note in the principal amount of $19,000,000 that is convertible into shares of Class A Common Stock (the “Cash Note”) and (b) a 16.0% Convertible Senior Secured (Third Lien) PIK Note in the principal amount of $19,000,000 that is convertible into shares of Class A Common Stock in exchange for shares of Series A Preferred Stock (the “Exchange Note” and, together with the Cash Note, the “Notes”).  The Notes were not able to be converted unless the Issuer filed a listing application with the Nasdaq Capital Market and that application had been approved.  Such application was approved on September 13, 2021 (the “Approval Date”).  In addition, the Notes may not be converted if the conversion would result in violations of Nasdaq Capital Market’s change of control or certain other Nasdaq rules.
The Notes bear interest at the rate of 16.0% per annum. Accrued and unpaid interest is calculated on the Notes on the last day of each March, June, September and December, commencing September 30, 2021, and will be added on such date to the unpaid principal balance of the Notes (rounded up to the nearest $1.00). Subject to the conversion of the Notes, the entire outstanding and unpaid principal balance of the Notes, plus any accrued and unpaid interest thereon, will be due and payable on June 5, 2026 in shares of Class A Common Stock.
Following the Approval Date, the Cash Note and the Exchange Note are convertible at the option of AG Energy Funding into a number of shares of Class A Common Stock equal to the principal amount of such Note then outstanding plus accrued and unpaid interest through the conversion date divided by the then applicable conversion price, which is equal to $1.25 in the case of the Cash Note and $2.00 in the case of the Exchange Note, subject to adjustment. Additionally, following the first anniversary of the date of the Purchase Agreement, and at any time in which there are no issued and outstanding shares of Series A Preferred Stock, if the twenty-day volume weighted average price of the Class A Common Stock is greater than $2.00 for ten trading days during any twenty consecutive trading day period, the Issuer may deliver a notice to the holder of a Note to convert such Note at the conversion prices set forth above.
The Notes are secured by a third priority security interest in the collateral that secures the Issuer’s obligations under the credit facility, which is substantially all of the Issuer’s assets other than certain permitted liens, and such third priority security interest is subject in all respects to an intercreditor agreement.
The foregoing descriptions of the Purchase Agreement, the Purchase Agreement Amendment, and the Notes do not purport to be complete and are qualified in their entirety by reference to the complete text of the Purchase Agreement, the Purchase Agreement Amendment, the form of Cash Note, and the form of Exchange Note, which are filed herewith as Exhibit 99.4, Exhibit 99.5, Exhibit 99.6 and Exhibit 99.7, respectively, and are incorporated herein by reference.

On June 24, 2021, pursuant to the Purchase Agreement, the Issuer entered into a Registration Rights Agreement (the “Note Registration Rights Agreement”) with the initial purchasers, and on June 25, 2021, in connection with the issuance and sale of the Notes, the Issuer entered into an amendment to the Notes Registration Rights Agreement (the “Notes Registration Rights Agreement Amendment”) with AG Energy Funding and the other purchasers, relating to the registration of the Class A Common Stock issued or issuable upon conversion of the Cash Note, and the Exchange Note, the other notes issued as part of the Purchase Agreement as well as any other Additional Notes that may be issued in the future (collectively, the “Registrable Securities”). Pursuant to the Notes Registration Rights Agreement, the Issuer is required, so long as it remains subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to use its commercially reasonable efforts (i) to file a shelf registration statement (the “Initial Shelf Registration Statement”) on or before the Shelf Registration Filing Deadline (as defined in the Notes Registration Rights Agreement), and to cause the Initial Shelf Registration Statement to become effective no later than four months following the filing of the Initial Shelf Registration Statement, and (ii) if, by the third anniversary (the “Renewal Deadline”) of the effective date of the Initial Shelf Registration Statement, any of the Registrable Securities remain unsold by any holder of the Registrable Securities, to file a new shelf registration statement (the “New Shelf Registration Statement”) covering the Registrable Securities included on the Initial Shelf Registration Statement and to cause the New Shelf Registration Statement to become effective within 180 days after the Renewal Deadline. In certain circumstances, including in the context of a future initial public offering following a period in which the Issuer has no longer been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and subject to customary qualifications and limitations, the holders of Registrable Securities will have piggyback registration rights on offerings of Class A Common Stock initiated by the Issuer, and selling Purchasers will have rights to request that the Issuer initiate up to two underwritten offerings of Registrable Securities in any 365-day period.
The foregoing descriptions of the Notes Registration Rights Agreement and the Notes Registration Rights Agreement Amendment, do not purport to be complete and are qualified in their entirety by reference to the complete text of the Notes Registration Rights Agreement and the Notes Registration Rights Agreement Amendment, which are filed herewith as Exhibit 99.8 and Exhibit 99.9 and are incorporated herein by reference.
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, conditions in the securities markets, general economic and industry conditions and other factors and may, from time to time, also engage in discussions with management and the board of directors of the Issuer about their investment, the business, operations,  strategy, capitalization, future plans of the Issuer and the management or commercial or strategic transactions with, or relating, to the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Class A Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as  they deem appropriate including, without limitation, purchasing additional Class A Common Stock, Derivatives or other securities of the Issuer, selling some or all of their Class A Common Stock, Derivatives or similar transactions with respect to the Class A Common Stock or Derivatives or similar securities, providing financing to the Issuer or pursuing other plans or proposals that relate to or could result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D, in all cases to the extent permitted under applicable law and any agreement or agreements that have been or may be entered into with the Issuer.

Item 5.	Interest in Securities of the Issuer
(a) - (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.  Such information is based on the sum of (i) 93,371,422 shares of Class A Common Stock outstanding as of August 6, 2021 (as provided by the Issuer), plus (ii) the 27,655,973 shares of Class A Common Stock issuable upon the exercise or conversion of the Derivatives beneficially owned by the Reporting Persons.
Angelo Gordon, in its capacity as manager of AG Funding, has sole power to vote 27,655,973 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding and the power to dispose of 27,655,973 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding. As the general partner of Angelo Gordon, AG GP may be deemed to have the sole power to vote 27,655,973 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding and the power to dispose of 27,655,973 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Baumgarten may be deemed to have shared power to vote 27,655,973 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding and the shared power to dispose of 27,655,973 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding. As the co-managing member of AG GP and the co-chief executive officer of Angelo Gordon, Mr. Schwartz may be deemed to have shared power to vote 27,655,973 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding and the shared power to dispose of 27,655,973 shares of Class A Common Stock underlying the Derivatives held by AG Energy Funding.  AG Energy Funding has the sole power to vote 27,655,973 shares of Class A Common Stock underlying the Derivatives it holds and the shared power to dispose of 27,655,973 shares of Class A Common Stock underlying the Derivatives it holds.  For purposes hereof, the “Derivatives” consists of 5,198 shares of Series A Redeemable Convertible Preferred Stock (the “Series A Preferred Shares”), warrants exercisable into 1,955,557 shares of Class A Common Stock, as further described in Item 6 below (the “Warrants”), and the Notes.
(c) Transactions in the shares of Class A Common Stock by the Reporting Persons during the last sixty days are referenced in Item 4, which is incorporated herein by reference.
(d) Not Applicable.
(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Series A Redeemable Convertible Preferred Stock
Pursuant to the terms of the Series A Preferred Shares, following the first anniversary of the initial closing of the offering of Series A Preferred Shares (the “Series A Closing”), each holder of Series A Preferred Shares may convert all or any portion of its Series A Preferred Shares into Class A Common Stock based on the then-applicable liquidation preference, subject to anti-dilution adjustments, at any time, but not more than once per quarter, so long as any conversion is for at least $1 million based on the liquidation preference on the date of the conversion notice.
The Issuer has the option, but no obligation, to redeem the Series A Preferred Shares for cash. If the Issuer notifies the holders that it has elected to redeem Series A Preferred Shares, the holder may instead elect to convert such shares.
Following the third anniversary of the Series A Preferred Closing, the Issuer may cause the conversion of all or any portion of the Series A Preferred Shares into Class A Common Stock if (i) the closing price of the Class A Common Stock is greater than 130% of the conversion price for 20 days over any 30-day trading period; (ii) the average daily trading volume of the Class A Common Stock exceeded 250,000 for 20 days over any 30-day trading period; and (iii) the Issuer has an effective registration statement on file with the Securities and Exchange Commission (the “SEC”) covering resales of the underlying Class A Common Stock to be received upon such conversion.
Warrant Agreement
On May 24, 2019, in connection with the Series A Closing and pursuant to the Purchase Agreement, AG Energy Funding entered into a Warrant Agreement between the Issuer and Continental Stock Transfer & Trust Issuer to provide for the issuance of the Warrants. Pursuant to the Warrant Agreement, the Warrants are exercisable into Class A Common Stock at an exercise price per share of Class A Common Stock equal to $7.66, subject to adjustment, beginning six months after issuance. The Warrants have a six year term.
Registration Rights Agreement
On May 24, 2019, in connection with the Series A Closing, the Issuer entered into a Registration Rights Agreement (the “Registration Rights Agreement”) relating to the registration of the Class A Common Stock issuable upon conversion of the Series A Preferred Shares and exercise of the Warrants (the “Registrable Securities”), and the Issuer filed a registration statement covering the Class A Common Stock underlying the Series A Preferred Shares and the Warrants. In certain circumstances, and subject to customary qualifications and limitations, the holders of Registrable Securities will have piggyback registration rights on offerings of Class A Common Stock initiated by the Issuer, and selling Purchasers will have rights to request that the Issuer initiate up to two Underwritten Offerings (as defined in the Registration Rights Agreement) of Registrable Securities in any 365 day period.
The foregoing descriptions of the Warrant Agreement, Purchase Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, which are filed herewith as Exhibit 99.10, Exhibit 99.11, and Exhibit 99.12, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1.	Joint Filing Agreement by and Among the Reporting Persons, dated September 17, 2021
Exhibit 99.2.	Power of Attorney granted by Josh Baumgarten in favor of Christopher D. Moore and Frank E. Stadelmaier, dated January 28, 2021
Exhibit 99.3.	Power of Attorney granted by Adam Schwartz in favor of Christopher D. Moore and Frank E. Stadelmaier, dated January 28, 2021
Exhibit 99.4.
Purchase Agreement, dated June 24, 2021, by and among the Issuer and the Purchasers party thereto and Wilmington Savings Fund Society, FSB, as collateral agent for the Purchasers, (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on June 28, 2021).

Exhibit 99.5.
First Amendment to Note Purchase Agreement, dated June 25, 2021, by and among the Issuer, the Purchasers party thereto and Wilmington Savings Fund Society, FSB, as collateral agent for the Purchasers, (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K, filed with the SEC on June 28, 2021).

Exhibit 99.6.	Form of Cash Note, (incorporated by reference to Exhibit B-1 to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on June 28, 2021).
Exhibit 99.7.	Form of Exchange Note (incorporated by reference to Exhibit B-2 to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on June 28, 2021).
Exhibit 99.8.
Notes Registration Rights Agreement, dated June 24, 2021 by and among the Issuer and the Purchasers party thereto (incorporated by reference to 4.4 to the Issuer’s Form 8-K, filed with the SEC on June 28, 2021).

Exhibit 99.9.
First Amendment to the Notes Registration Rights Agreement, dated June 24, 2021 by and among the Issuer and the Purchasers party thereto (incorporated by reference to 4.5 to the Issuer’s Form 8-K, filed with the SEC on June 28, 2021).

Exhibit 99.10.
Warrant Agreement, dated May 24, 2019, between U.S. Wells Services and Continental Stock Transfer & Trust Company (incorporated by reference to 4.1 to the Issuer’s Form 8-K, filed with the SEC on May 24, 2019).

Exhibit 99.11.
Purchase Agreement, dated May 23, 2019, by and among the Issuer and the Purchasers party thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with the SEC on May 24, 2019).

Exhibit 99.12.
Registration Rights Agreement, dated May 24, 2019 by and among the Issuer and the Purchasers party thereto (incorporated by reference to 4.4 to the Issuer’s Form 8-K, filed with the SEC on May 23, 2019).

Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 17, 2021
ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

EXHIBIT 99.1

JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Class A Common Stock of $0.0001 par value of U.S. Well Services, Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of September 17, 2021.
ANGELO, GORDON & CO., L.P.

By:	AG GP LLC
Its General Partner

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
AG GP LLC

By:	Josh Baumgarten
Its Co-Managing Member

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
JOSH BAUMGARTEN

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact
ADAM SCHWARTZ

By:	/s/ Christopher D. Moore
Christopher D. Moore Attorney-in-Fact

EXHIBIT 99.2

POWER OF ATTORNEY

I, JOSH BAUMGARTEN, do hereby appoint Christopher D. Moore and Frank E. Stadelmaier as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)
do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)
take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this.”

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on January 28, 2021.

Signature:  /s/ Josh Baumgarten
Name:        Josh Baumgarten

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:
The undersigned executed this Power of Attorney on January 28, 2021.

By:          /s/ Christopher D. Moore
Name:     Christopher D. Moore
Title:       Attorney-in-Fact

By:         /s/ Frank E. Stadelmaier
Name:     Frank E. Stadelmaier
Title:       Attorney-in-Fact

EXHIBIT 99.3

POWER OF ATTORNEY

I, ADAM SCHWARTZ, do hereby appoint Christopher D. Moore and Frank E. Stadelmaier as my true and lawful attorneys-in-fact (each an “Attorney-in-Fact” and, collectively, the “Attorneys-in-Fact”), each, individually or jointly, with full power of substitution and resubstitution, to have full power and authority to act in my name, place and stead and on my behalf to:

1)
execute and deliver for and on behalf of me, in my personal capacity or my capacity as one or more of an officer, director, managing member, or significant stockholder of Angelo, Gordon & Co., L.P., AG Partners, LLC or any of their subsidiaries (collectively, the “Company”), documents, certificates, instruments, statements, agreements, reports, schedules, or other filings to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Exchange Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Exchange Act;

2)	do and perform any and all acts for and on behalf of me that such Attorney-in-Fact (in his or her sole discretion) determines may be necessary or desirable to complete and execute any such reports, schedules or other filings and timely file same with the SEC; and

3)	take any other action of any type whatsoever in connection with the foregoing which, in the sole opinion of such Attorney-in-Fact, may be of benefit to, in the best interest of, or legally required by me, it being understood that the documents executed by such Attorney-in-Fact on behalf of me pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such Attorney-in-Fact may approve in his or her sole discretion.

I hereby ratify and confirm all that the Attorneys-in-Fact shall lawfully do and that they have done or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  I acknowledge that the Attorneys-in-Fact, in serving in such capacity at my request, are not assuming, nor is the Company assuming, (i) any of my responsibilities to comply with the requirements of the Exchange Act or the Securities Act or any liability for my failure to comply with such requirements, or (ii) any obligation or liability I incur for profit disgorgement under Section 16(b) of the Exchange Act.  I further acknowledge that this Power of Attorney does not relieve me from responsibility for compliance with my obligations under the Exchange Act or the Securities Act.

This Power of Attorney shall not revoke any powers of attorney granted by me, nor shall this Power of Attorney be revoked by future powers of attorney I grant.  This Power of Attorney shall remain in full force and effect until I am no longer subject to Sections 13 and 16 of the Exchange Act, unless earlier revoked by me in a signed writing delivered to the Attorneys-in-Fact.

I acknowledge receipt of the following language provided in Section 5-1513 of the General Obligations Law of the State of New York (the “Cautionary Language”), provided, however, (1) for the avoidance of doubt, I understand and agree, and affirm that it is my intent, that if any provision contained in the Cautionary Language shall be inconsistent with any of the foregoing provisions of this Power of Attorney, the foregoing provisions shall prevail to the fullest extent permitted by law, and (2) nothing in this Power of Attorney shall be construed as an admission or acknowledgement by me that this Power of Attorney is subject to the requirements of Section 5-1501B of the General Obligations Law of the State of New York:

CAUTION TO THE PRINCIPAL: Your Power of Attorney is an important document.  As the “principal,” you give the person whom you choose (your “agent”) authority to act on your behalf.  You do not lose your authority to act even though you have given your agent similar authority.

When your agent exercises this authority, he or she must act according to any instructions you have provided or, where there are no specific instructions, in your best interest.  “Important Information for the Agent” at the end of this document describes your agent’s responsibilities.

Your agent can act on your behalf only after signing the Power of Attorney before a notary public.

You can request information from your agent at any time.  If you are revoking a prior Power of Attorney by executing this Power of Attorney, you should provide written notice of the revocation to your prior agent(s) and to the financial institutions where your accounts are located.

You can revoke or terminate your Power of Attorney at any time for any reason as long as you are of sound mind.  If you are no longer of sound mind, a court can remove an agent for acting improperly.

Your agent cannot make health care decisions for you.  You may execute a “Health Care Proxy” to do this.”

The law governing Powers of Attorney is contained in the New York General Obligations Law, Article 5, Title 15.  This law is available at a law library, or online through the New York State Senate or Assembly websites, www.senate.state.ny.us or www.assembly.state.ny.us.

If there is anything about this document that you do not  understand, you should ask a lawyer of your own choosing to explain it to you.

IMPORTANT INFORMATION FOR THE AGENT: When you accept the authority granted under this Power of Attorney, a special legal relationship is created between you and the principal.  This relationship imposes on you legal responsibilities that continue until  you resign or the Power of Attorney is terminated or revoked.  You must:

(1) act according to any instructions from the principal, or, where there are no instructions, in the principal’s best interest;

(2) avoid conflicts that would impair your ability to act in the principal’s best interest;

(3) keep the principal’s  property  separate and distinct from any assets you own or control, unless otherwise permitted by law;

(4)  keep a  record or all receipts, payments, and transactions conducted for the principal; and

(5) disclose your identity as an agent whenever you act for the principal by writing or printing the principal’s name and signing your own name as “agent” in either of the following manner: (Principal’s Name) by (Your Signature) as Agent, or (your signature) as Agent for (Principal’s Name).

You may not use the principal’s assets to benefit yourself or give major  gifts to yourself or anyone else unless the principal has specifically granted you that authority in this Power of Attorney or in a Statutory Major Gifts Rider attached to this Power of Attorney.  If you have that authority, you must act according to any instructions of the principal or, where there are no such instructions, in the principal’s best interest.  You may resign by giving written notice to the principal and to any co-agent, successor agent, monitor if one has been  named in this document, or the principal’s guardian if one has been appointed.  If there is anything about this document or your responsibilities that you do not understand, you should seek legal advice.

Liability of agent: The meaning of the authority given to you is defined in New York’s General Obligations Law, Article 5, Title 15.  If it is found that you have violated the law or acted outside the authority granted to you in the Power of Attorney, you may be liable under the law for your violation.

IN WITNESS WHEREOF, I have executed this Power of Attorney on January 28, 2021.

Signature:  /s/ Adam Schwartz
Name:        Adam Schwartz

ACKNOWLEDGEMENT OF APPOINTMENTS BY ATTORNEYS-IN-FACT:
The undersigned executed this Power of Attorney on January 28, 2021.

By:         /s/ Christopher D. Moore
Name:    Christopher D. Moore
Title:      Attorney-in-Fact

By:         /s/ Frank E. Stadelmaier
Name:     Frank E. Stadelmaier
Title:       Attorney-in-Fact